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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3 )*


Essential Therapeutics, Inc. (formerly known as Microcide Pharmaceuticals, Inc.)
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   29669A 10 8
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                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 31, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  Schedule 13D

Item 1.          Security and Issuer.
                 -------------------
                 This statement relates to the Common Stock, $.001 par value (the "Shares"), which class of securities were formally registered with the Securities and Exchange Commission of Essential Therapeutics, Inc., formerly named Microcide Pharmaceuticals, Inc. (the "Issuer"), having its principal executive office at 78 Fourth Avenue, Waltham, MA 02451.

Item 2.          Identity and Background.
                 -----------------------
                 This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Stewart Alsop ("Alsop"), M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Robert T. Coneybeer ("Coneybeer"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General Partners are sometimes referred to collectively herein as the "Reporting Persons".

                 The address of the principal business office of NEA 10, NEA Partners 10, Barrett, Dorman, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Alsop, Coneybeer, Kase, Kramlich, McConnell, Morris, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

                 The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

                 During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------
                 Not applicable.

Item 4.          Purpose of Transaction.
                 ----------------------

                 On November 12, 2003, the Issuer filed a Securities Registration Termination (Form 15) under Section 12g-4(a)(1)(i) with the Securities and Exchange Commission. As a result, the Shares of the Issuer are no longer registered with the Securities and Exchange Commission and there is no obligation from this date to continue reporting under Section 13G.

                 In addition, Robert T. Coneybeer and Ronald H. Kase are no longer general partners of NEA Partners 10 and, as such, cease to own beneficially five percent (5%) or more of the Issuer's Common Stock.

                 Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 10 may acquire or dispose of additional Shares of the Issuer.

                 Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

                 (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of the
                     Issuer or any of its subsidiaries;

                 (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) Any material change in the present capitalization or
                     dividend policy of the Issuer;

                 (f) Any other material change in the Issuer's business or
                     corporate structure;

                 (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                 (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) A class of equity securities of the Issuer becoming
                     eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Securities Exchange Act of 1934; or

                 (j) Any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------
                Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
                -----------------------------------------------------------
                Not applicable.

Item 7.         Material to be Filed as Exhibits.
                --------------------------------

                Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

                Exhibit 2 - Powers of Attorney regarding Schedule 13D filings.

                                    SIGNATURE
                                    ---------

                 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2004


NEW ENTERPRISE ASSOCIATES 10,
 LIMITED PARTNERSHIP

By:    NEA PARTNERS 10, LIMITED PARTNERSHIP
       General Partner


       By:         *
          ---------------------------------------
          Nancy L. Dorman
          General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:         *
   ---------------------------------------
   Nancy L. Dorman
   General Partner

         *
---------------------------------------
Stewart Alsop


         *
---------------------------------------
M. James Barrett


         *
---------------------------------------
Peter J. Barris


         *
---------------------------------------
Robert T. Coneybeer


         *
---------------------------------------
Nancy L. Dorman


         *
---------------------------------------
Ronald H. Kase


         *
---------------------------------------
C. Richard Kramlich

         *
---------------------------------------
Thomas C. McConnell


         *
---------------------------------------
Peter T. Morris


         *
---------------------------------------
Charles W. Newhall III


         *
---------------------------------------
Mark W. Perry


         *
---------------------------------------
Scott D. Sandell


         *
---------------------------------------
Eugene A. Trainor III




                                          */s/ Louis S. Citron
                                          --------------------------------------
                                          Louis S. Citron as attorney-in-fact

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

                 Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Essential Therapeutics, Inc.

                 EXECUTED this 12th day of February, 2004.

NEW ENTERPRISE ASSOCIATES 10,
 LIMITED PARTNERSHIP

By:    NEA PARTNERS 10, LIMITED PARTNERSHIP
       General Partner


       By:         *
          ---------------------------------------
          Nancy L. Dorman
          General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:         *
   ---------------------------------------
   Nancy L. Dorman
   General Partner


         *
---------------------------------------
Stewart Alsop


         *
---------------------------------------
M. James Barrett


         *
---------------------------------------
Peter J. Barris


         *
---------------------------------------
Robert T. Coneybeer


         *
---------------------------------------
Nancy L. Dorman


         *
---------------------------------------
Ronald H. Kase

         *
---------------------------------------
C. Richard Kramlich


         *
---------------------------------------
Thomas C. McConnell


         *
---------------------------------------
Peter T. Morris


         *
---------------------------------------
Charles W. Newhall III


         *
---------------------------------------
Mark W. Perry


         *
---------------------------------------
Scott D. Sandell


         *
---------------------------------------
Eugene A. Trainor III


                                          */s/ Louis S. Citron
                                          --------------------------------------
                                          Louis S. Citron as attorney-in-fact

This Schedule 13D was executed by Louis S. Citron pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Essential Therapeutics, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

                 KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles
W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

                 IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.

                                       /s/ Stewart Alsop II
                                       -----------------------------------------
                                       Stewart Alsop II


                                       /s/ Peter J. Barris
                                       -----------------------------------------
                                       Peter J. Barris


                                       /s/ Robert T. Coneybeer
                                       -----------------------------------------
                                       Robert T. Coneybeer


                                       /s/ Nancy L. Dorman
                                       -----------------------------------------
                                       Nancy L. Dorman


                                       /s/ Ronald Kase
                                       -----------------------------------------
                                       Ronald Kase


                                       /s/ C. Richard Kramlich
                                       -----------------------------------------
                                       C. Richard Kramlich


                                       /s/ Arthur J. Marks
                                       -----------------------------------------
                                       Arthur J. Marks


                                       /s/ Thomas C. McConnell
                                       -----------------------------------------
                                       Thomas C. McConnell

                                       /s/ Peter T. Morris
                                       -----------------------------------------
                                       Peter T. Morris


                                       /s/ John M. Nehra
                                       -----------------------------------------
                                       John M. Nehra


                                       /s/ Charles W. Newhall III
                                       -----------------------------------------
                                       Charles W. Newhall III


                                       /s/ Mark W. Perry
                                       -----------------------------------------
                                       Mark W. Perry


                                       /s/ Scott D. Sandell
                                       -----------------------------------------
                                       Scott D. Sandell

                                POWER OF ATTORNEY

                 KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles
W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

                 IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 19th day of October, 2001.


                                       /s/ Michael James Barrett
                                       -----------------------------------------
                                       Michael James Barrett


                                POWER OF ATTORNEY

                 KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III and Louis S. Citron, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

                 IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of April, 2002.


                                       /s/ Eugene A. Trainor III
                                       -----------------------------------------
                                       Eugene A. Trainor III